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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                             (Amendment No. __)*

                         CUBIST PHARMACEUTICALS, INC.
      -------------------------------------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
      -------------------------------------------------------------------
                        (Title of Class of Securities)

                                   229678107
      -------------------------------------------------------------------
                                (CUSIP Number)

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 229678107              SCHEDULE 13G                  Page 2 of 6 Pages



1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     PHILIP GREER


2.   Check the Appropriate Box if a Member of a Group*        (a) / /
                                                              (b) /x/

3.   SEC Use Only

4.   Citizenship or Place of Organization
     NEW YORK


                         5.   Sole Voting Power
                              -0-

Number of Shares
                         6.   Shared Voting Power
 Beneficially                 792,308

 Owned by Each
                         7.   Sole Dispositive Power
Reporting Person              -0-

     With
                         8.   Shared Dispositive Power
                              792,308


9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     792,308


10.  Check Box if the Aggregate Amount in Row (9)
         Excludes Certain Shares*                                 /XXX/


11.  Percent of Class Represented by Amount in Row 9
     8.33

12.  Type of Reporting Person*
     BD,IA,PN

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

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Cusip No. 229678107                   13G                            Page 3 of 6


Item 1(a).        Name of Issuer: Cubist Pharmaceuticals, Inc.

Item 1(b).        Address of Issuer's Principal Executive Office:

                  24 Emily Street
                  Cambridge, MA 02139

Item 2(a).        Name of Person Filing:

                  Philip Greer, individually and on behalf of WPG Venture Partners II, L.P. ("WPGVP"), the sole General Partner of Weiss, Peck & Greer Venture Associates II, L.P. ("WPGVA") and WPG Enterprise Fund, L.P. ("Enterprise"), and on behalf of WPG Venture Advisors, L.P. ("Advisor"), the Advisor of Weiss, Peck & Greer Venture Associates II (Overseas), Ltd., a Cayman Islands Corporation ("WPGVAO").

Item 2(b).        Address of Principal Business Office, or if None, Residence:

                  555 California Street, Suite 3130
                  San Francisco, CA 94104

Item 2(c). Citizenship: Weiss, Peck & Greer, L.L.C. ("WPG") is a limited liability company, organized under the laws of the State of Delaware. Philip Greer is a citizen of the United States.

Item 2(d).        Title of Class of Securities:  Common Stock

Item 2(e).        CUSIP Number:     229678107

Item 3. If this statement is Filed Pursuant to Rules 13d-1(b) or 13d-2(b), Check Whether the Person Filing is a:

                  (a)      ( X )      Broker or Dealer registered under Section
                                      15 of the Securities Exchange Act of 1934
                                      (the "Act")
                  (b)      (   )      Bank as defined in Section 3(a) (6) of the
                                      Act
                  (c)      (   )      Insurance Company as defined in Section
                                      3(a) (19) of the Act
                  (d)      (   )      Investment Company registered under
                                      Section 8 of the Investment Company Act of
                                      1940
                  (e)      ( X )      Investment Adviser registered under
                                      Section 203 of the Investment Advisers Act of 1940

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Cusip No. 229678107                   13G                            Page 4 of 6


                  (f)      (   )      Employee Benefit Plan, Pension Fund which
                                      is subject to the provisions of the
                                      Employee Retirement Income Security Act of
                                      1974 or Endowment Fund; see Sec.
                                      240.13d-1(b) (1) (ii) (F)
                  (g)      (   )      Parent Holding Company, in accordance with
                                      Sec. 240.13d-1(b) (ii) (G) (Note: See Item
                                      7)
                  (h)      (   )      Group, in accordance with paragraph
                                      240.13d-1(b) (1) (ii) (H)

Item 4(a) - (c).  Ownership:
                  ---------

                  The following information concerning percentages of ownership of outstanding shares of common stock is based on a total of 9,508,975 shares reported to be outstanding by Cubist Pharmaceuticals, Inc. at December 31, 1996.

                  As of December 31, 1996, WPGVA, Enterprise and WPGVAO owned of record 304,405 shares, 421,191 shares and 66,712 shares, respectively, of Cubist Pharmaceuticals, Inc. common stock ("Common Stock"). The shares owned by WPGVA and Enterprise may be deemed to be beneficially owned, within the meaning of Rule 13d-3, by WPGVP, and the shares owned by WPGVAO may be deemed to be beneficially owned by Advisor. Mr. Greer, the managing partner of WPGVP and Advisor, may be deemed to be the beneficial owner of all of the above described shares within the meaning of Rule 13d-3.

                  Accordingly, by reason of the provisions of Rule 13d-3, as of December 31, 1996, Philip Greer may be deemed to own beneficially 792,308 shares of Common Stock or approximately 8.33% of the outstanding shares, with shared voting and investment power as to all such shares. Mr. Greer disclaims, pursuant to Rule 13d-4, beneficial ownership of the shares of Common Stock owned of record by WPGVA, Enterprise and WPGVAO, except to the extent of his beneficial interest as a partner in WPGVP, Advisor or in WPG, a limited partner in WPGVA, WPGVAO and Enterprise.

                  This Schedule 13G is not being filed with respect to the share of Cubist Pharmaceuticals, Inc., which may be owned of record by any general partner of WPGVP or General Partner of Advisor, other than Mr. Greer, since no such partner possesses or shares voting or investment power with respect to the shares. Each of such general partners disclaims ownership, pursuant to Rule 13d-3, of the shares of Common Stock owned by the various parties referred to in this Schedule 13G, other than such shares as the respective general partner owns of record, or may be deemed to own by reason of his interest as a partner in the various partnerships described herein. Each of the entities described herein as owning shares of Common


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Cusip No. 229678107                   13G                            Page 5 of 6


                  Stock disclaims, pursuant to Rule 13d-4, beneficial ownership of such shares as are owned by the other entities described herein.

Item 5.           Ownership of Five Percent or Less of a Class:

                  Not applicable.

Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person:

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                  Company:

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  Not applicable.

Item 9.           Notice of Dissolution of the Group:

                  Not applicable.

Item 10.          Certification:

By signing below, Richard S. Pollack, General Counsel of WPG, certifies that, to the best of his knowledge and belief, securities referred to above as being held or owned beneficially by Philip Greer were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


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Cusip No. 229678107                   13G                            Page 6 of 6


                                    SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 11, 1997

PHILIP GREER

By:  /s/ Richard S. Pollack

     Richard S. Pollack
     General Counsel of
     Weiss, Peck & Greer, L.L.C.
     attorney-in-fact for Philip Greer

         Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).




                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that the undersigned, Philip Greer, has made, constituted and appointed, and by these presents does make, constitute and appoint, Richard S. Pollack his true and lawful attorney-in-fact and agent, for him and in his name, place and stead to execute, acknowledge, deliver and file any and all filings required by Section 13 and Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, including, but not limited to, Schedules 13D and Schedules 13G, hereby ratifying and confirming all that said attorney-in-fact and agent may do or cause to be done by virtue hereof.

         The validity of this Power of Attorney shall not be affected in any manner by reason of the execution, at any time, of other powers of attorney by the undersigned in favor of persons other than the attorney-in-fact named herein.

         WITNESS THE EXECUTION HEREOF this 3rd day of January, 1997, by Philip Greer.

                                                        /s/ Philip Greer

                                                        Philip Greer

STATE OF NEW YORK  )
COUNTY OF NEW YORK )

                                                         /s/ Michael E. Singer
                                                         Notary Public

MICHAEL E. SINGER
Notary Public, State of New York
No. O2S15043204
Qualified in New York County
Commission Expires May 8, 1997